UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

SEC File Number 000-52522

NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-K [ ] Form 20-F [ ] Form 11-K  [ ] Form 10-Q [
] From N-SAR For Period Ended:   [ ] Transition Report on Form 10-K [ ]
Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For Transition Period Ended:

For the year ended November 30, 2007

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

MAR KED MINERAL EXPLORATION, INC.
Full Name of Registrant

555 Jervis Street, Suite 1602
Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada V6E 4N1
City, State and Zip Code

PART II
RULES 12B-25 (B) AND (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE)

(A) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE; [ X ]

(B) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT ON FORM 10-KSB, FORM 20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

(C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20- F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

Management was unable to obtain certain of the business information necessary to complete the preparation for Form 10-K for the year ended November 30, 2007 and the review of the report by the Company's auditors in time for filing. Such information is required in order to prepare a complete filing.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jody M. Walker,
Attorney at Law               (303)     850-7637
     (name)               (Area Code) (Telephone #)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? if the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 [ ] Yes [x] No   If so: attach an explanation of the anticipated
change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mar Ked Mineral Exploration, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 25, 2008

By
/s/Maria Camila Maz
--------------------------------
Maria Camila Maz
Principal executive officer and director